As filed with the Securities and Exchange Commission on September 17, 2002

                                        Securities Act File No. 333-76504
                                Investment Company Act File No. 811-02688
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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                            ------------------------------

                                      FORM N-14
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933

                            ------------------------------

         [  ] Pre-Effective Amendment No. [X] Post-Effective Amendment No. 2

                           (Check appropriate box or boxes)

                            ------------------------------

                       MERRILL LYNCH MUNICIPAL BOND FUND, INC.
                (Exact Name Of Registrant As Specified In Its Charter)

                            ------------------------------

                                    (609) 282-2800
                           (Area Code And Telephone Number)

                            ------------------------------

                                800 Scudders Mill Road
                             Plainsboro, New Jersey 08536
                       (Address Of Principal Executive Offices:
                        Number, Street, City, State, Zip Code)

                            ------------------------------

                                    Terry K. Glenn
                       Merrill Lynch Municipal Bond Fund, Inc.
                 800 Scudders Mill Road, Plainsboro, New Jersey 08536
           Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                       (Name And Address Of Agent For Service)

                            ------------------------------

                                      Copies to:


 LEONARD B. MACKEY, JR., ESQ.       LAURIN BLUMENTHAL KLEIMAN, ESQ.      PHILIP L. KIRSTEIN, ESQ.
CLIFFORD CHANCE ROGERS & WELLS      SIDLEY AUSTIN BROWN & WOOD LLP     FUND ASSET MANAGEMENT, L.P.
      200 Park Avenue                    787 Seventh Avenue              800 Scudders Mill Road
    New York, NY 10166                   New York, NY 10019               Plainsboro, NJ 08536

                            ------------------------------

     Title of Securities Being Registered: Shares of Common Stock, par value $.10 per share.

     No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

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



      This Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-76504) (the "N-14 Registration Statement") consists of the following:

(1)   Facing Sheet of this Registration Statement.

(2)   Part C of this Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Joint Proxy Statement and Prospectus filed on February 12, 2002 under Rule 497 under the Securities Act of 1933, as amended (the "Securities Act").

      This Post-Effective Amendment No. 2 to the N-14 Registration Statement is being filed solely to file (i) a tax opinion of Sidley Austin Brown & Wood LLP, special tax counsel for the Registrant, as Exhibit 12(b) to the N-14 Registration Statement, (ii) an Amendment to Agreement and Plan of Reorganization between the Registrant, on behalf of the National Portfolio, and Merrill Lynch Multi-State Municipal Series Trust, on behalf of Merrill Lynch Massachusetts Municipal Bond Fund, as Exhibit 4(b) to the N-14 Registration Statement, and (iii) an Amendment to Agreement and Plan of Reorganization between the Registrant, on behalf of the National Portfolio, and Merrill Lynch Multi-State Municipal Series Trust, on behalf of Merrill Lynch North Carolina Municipal Bond Fund, as Exhibit 4(c) to the N-14 Registration Statement. The tax opinion relates to the reorganization of Merrill Lynch Arizona Municipal Bond Fund, Merrill Lynch Massachusetts Municipal Bond Fund, Merrill Lynch Michigan Municipal Bond Fund, Merrill Lynch North Carolina Municipal Bond Fund, and Merrill Lynch Ohio Municipal Bond Fund, each a series of Merrill Lynch Multi-State Municipal Series Trust, into the National Portfolio of the Registrant.

                                     PART C

                                OTHER INFORMATION

Item 15. Indemnification.

      Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

      Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt by the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

      In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the FAM Distributors, Inc (the "Distributor") and each person, if any, who controls the Distributor within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

1(a)    -- Articles of Incorporation of the Registrant, dated September 30,
           1976.(a)
1(b)    -- Articles of Amendment to the Articles of Incorporation of the
           Registrant, dated October 4, 1976.(b)
1(c)    -- Articles Supplementary to the Articles of Incorporation of the
           Registrant increasing the authorized capital stock of the Insured Portfolio.(c)
1(d)    -- Articles Supplementary to the Articles of Incorporation of the
           Registrant establishing Class B Common Stock of the Limited Maturity Portfolio.(d)
2       -- By-Laws of the Registrant.(b)
3       -- Not applicable.
4(a)    -- Agreement and Plan of Reorganization between the Registrant and
           Merrill Lynch Multi-State Municipal Series Trust.(e)
4(b)    -- Amendment to the Agreement and Plan of Reorganization between the
           Registrant, on behalf of the National Portfolio, and Merrill Lynch Multi-State Municipal Series Trust, on behalf of Merrill Lynch Massachusetts Municipal Bond Fund.
4(c)    -- Amendment to the Agreement and Plan of Reorganization between the
           Registrant, on behalf of the National Portfolio, and Merrill Lynch Multi-State Municipal Series Trust, on behalf of Merrill Lynch North Carolina Municipal Bond Fund.
5       -- Copies of instruments defining the rights of stockholders, including the relevant portions of the

           Articles of Incorporation of the Registrant, as amended and supplemented, and the By-Laws of the Registrant.(f)
6(a)    -- Form of Advisory Agreement between the Registrant and Fund Asset
           Management, L.P.(a)
7       -- Form of Unified Distribution Agreement between the Registrant and the Distributor.(g)
8       -- None.
9       -- Custody Agreement between the Registrant and The Bank of New York.(a)
10(a)   -- Form of Amended and Restated Class B Distribution Plan.(h)
10(b)   -- Form of Amended and Restated Class C Distribution Plan.(h)
10(c)   -- Form of Amended and Restated Class D Distribution Plan.(h)
10(d)   -- Merrill Lynch SelectSM Pricing System Plan pursuant to Rule 18f-3 under the Investment Company Act.(i)
11      -- Opinion and Consent of Sidley Austin Brown & Wood LLP. (j)
12(a)   -- Opinion of Sidley Austin Brown & Wood LLP, special tax counsel for the Registrant, as to the reorganization of Merrill Lynch
           Connecticut Municipal Bond Fund, Merrill Lynch Maryland Municipal Bond Fund, Merrill Lynch Minnesota Municipal Bond Fund, and Merrill Lynch Texas Municipal Bond Fund into the National Portfolio of the Registrant. (k)
12(b)   -- Opinion of Sidley Austin Brown & Wood LLP, special tax counsel for the Registrant, as to the reorganization of Merrill Lynch Arizona Municipal Bond Fund, Merrill Lynch Massachusetts Municipal Bond Fund, Merrill Lynch Michigan Municipal Bond Fund, Merrill Lynch North Carolina Municipal Bond Fund, and Merrill Lynch Ohio Municipal Bond Fund into the National Portfolio of the Registrant.
13      -- Not applicable.
14(a)   -- Consent of Deloitte & Touche LLP, independent auditors for the
           Registrant.(j)
14(b)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Arizona Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
14(c)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Connecticut Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
14(d)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Maryland Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
14(e)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Massachusetts Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
14(f)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Michigan Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
14(g)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Minnesota Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
14(h)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch North Carolina Municipal Bond Fund of Merrill Lynch
           Multi-State Municipal Series Trust.(j)
14(i)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Ohio Municipal Bond Fund of Merrill Lynch Multi-State
           Municipal Series Trust.(j)
14(j)   -- Consent of Deloitte & Touche LLP, independent auditors for Merrill
           Lynch Texas Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
15      -- Not applicable.
16      -- Power of Attorney.(l)
17(a)   -- Prospectus, dated October 5, 2001, of the Registrant.(j)
17(b)   -- Statement of Additional Information, dated October 5, 2001, of the
           Registrant.(j)
17(c)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Arizona
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(d)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Connecticut
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(e)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Maryland
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(f)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Massachusetts
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(g)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Michigan
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(h)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Minnesota
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)

17(i)   -- Prospectus, dated November 14, 2001, of Merrill Lynch North Carolina
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(j)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Ohio Municipal
           Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(k)   -- Prospectus, dated November 14, 2001, of Merrill Lynch Texas
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust.(j)
17(l)   -- Annual Report to Shareholders of the Registrant, as of June 30,
           2001.(j)
17(m)  --  Annual Report to Shareholders of Merrill Lynch Arizona Municipal
           Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as
           of July 31, 2001.(j)
17(n)   -- Annual Report to Shareholders of Merrill Lynch Connecticut Municipal
           Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(o)   -- Annual Report to Shareholders of Merrill Lynch Maryland Municipal
           Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(p)   -- Annual Report to Shareholders of Merrill Lynch Massachusetts
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(q)   -- Annual Report to Shareholders of Merrill Lynch Michigan Municipal
           Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(r)   -- Annual Report to Shareholders of Merrill Lynch Minnesota Municipal
           Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(s)   -- Annual Report to Shareholders of Merrill Lynch North Carolina
           Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(t)   -- Annual Report to Shareholders of Merrill Lynch Ohio Municipal Bond
           Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)
17(u)   -- Annual Report to Shareholders of Merrill Lynch Texas Municipal Bond
           Fund of Merrill Lynch Multi-State Municipal Series Trust, as of July 31, 2001.(j)


------------
(a)   Filed on October 31, 1980 as an Exhibit to Post-Effective Amendment No.
      4 to Registrant's Registration Statement on Form N-1A (File No.
      2-57354) under the Securities Act (the "Registration Statement").
(b)   Filed on October 12, 1988 as an Exhibit to Post-Effective Amendment No.
      13 to the Registration Statement.
(c)   Filed on October 29, 1990 as an Exhibit to Post-Effective Amendment No.
      15 to the Registration Statement.
(d)   Filed on September 1, 1992 as an Exhibit to Post-Effective Amendment
      No. 16 to the Registration Statement.
(e) Included as Exhibit I to the Joint Proxy Statement and Prospectus filed on February 12, 2002 under Rule 497 under the Securities Act.
(f)   Reference is made to Article V (section 3), Article VI (sections 3 and
      5), Article VII and Article VIII of the Registrant's Articles of Incorporation filed on October 31, 1980 as an Exhibit to Post-Effective Amendment No. 4 to the Registration Statement; and to Article II,
      Article III (section 3, 5 and 6), Article VII, Article XII, Article
      XIII and Article XV of the Registrant's By-Laws, filed on October 12,
      1988 as an Exhibit to Post-Effective Amendment No. 13 to the
      Registration Statement.
(g)   Incorporated by reference to Exhibit 5 to Post-Effective Amendment No.
      10 to the Registration Statement on Form N-1A of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.
(h)   Incorporated by reference to Exhibit 13 to Post-Effective Amendment No.
      10 to the Registration Statement on Form N-1A of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.
(i) Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, filed on January 25, 1996, relating to shares of Merrill Lynch New York Municipal Bond Fund series of Merrill Lynch Multi-State Municipal Series Trust (File No. 2-99473).
(j)   Filed on January 10, 2002, as an Exhibit to the N-14 Registration
      Statement.
(k) Filed on July 2, 2002, as an Exhibit to Post-Effective Amendment No. 1 to the N-14 Registration Statement.
(l) Included on the signature page of the N-14 Registration Statement filed on January 10, 2002 and incorporated herein by reference.

Item 17. Undertakings.

      (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is party of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be field as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be anew registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) The Registrant undertakes to file, by post-effective amendment, a copy of an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.

                                     SIGNATURES

      As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 17th day of September, 2002.


                               MERRILL LYNCH MUNICIPAL BOND FUND, INC.
                                  (Registrant)



                                     ---------------------------------
                               By:   /s/ Donald C. Burke
                                     (Donald C. Burke, Vice President)



      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




SIGNATURES                            TITLE                                   DATE
----------                            -----                                   ----

   TERRY K. GLENN*                    President (Principal Executive
---------------------------------     Officer) and Director
   (Terry K. Glenn)


   DONALD C. BURKE*                   Vice President and Treasurer
---------------------------------
   (Donald C. Burke)                  (Principal Financial and
                                      Accounting Officer)

   RONALD W. FORBES*
---------------------------------     Director
   (Ronald W. Forbes)


   CYNTHIA A. MONTGOMERY*             Director
---------------------------------
   (Cynthia A. Montgomery)


   CHARLES C. REILLY*                 Director
---------------------------------
   (Charles C. Reilly)


   KEVIN A. RYAN*                     Director
---------------------------------
   (Kevin A. Ryan)


   ROSCOE S. SUDDARTH*                Director
---------------------------------
   (Roscoe S. Suddarth)


   RICHARD R. WEST*                   Director
---------------------------------
   (Richard R. West)


   EDWARD D. ZINBARG*                 Director
---------------------------------
   (Edward D. Zinbarg)



*By:   /s/ DONALD C. BURKE                                            September 17, 2002
    -----------------------------
(Donald C. Burke, Attorney-in-Fact)


                                  EXHIBIT INDEX

Exhibit
Number
                                        Description

4(b)    -- Amendment to the Agreement and Plan of Reorganization between the
           Registrant, on behalf of the National Portfolio, and Merrill Lynch Multi-State Municipal Series Trust, on behalf of Merrill Lynch Massachusetts Municipal Bond Fund.
4(c)    -- Amendment to the Agreement and Plan of Reorganization between the
           Registrant and Merrill Lynch Multi-State Municipal Series Trust, on behalf of Merrill Lynch North Carolina Municipal Bond Fund.
12(b)   -- Opinion of Sidley Austin Brown & Wood LLP, special tax counsel for the Registrant, as to the reorganization of Merrill Lynch Arizona Municipal Bond Fund, Merrill Lynch Massachusetts Municipal Bond Fund, Merrill Lynch Michigan Municipal Bond Fund, Merrill Lynch North Carolina Municipal Bond Fund, and Merrill Lynch Ohio Municipal Bond Fund into the National Portfolio of the Registrant.